Mail Stop 3561

January 12, 2009

Alan M. Meckler
Chief Executive Officer
Jupitermedia Corporation
23 Old Kings Highway South
Darien, CT 06820

> **Re:** **Jupitermedia Corporation**
> **Revised Preliminary Proxy Statement on Schedule 14A**
> **Filed January 5, 2009**
> **File No. 000-26393**

Dear Mr. Meckler:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. Feel free to call us at the telephone numbers listed at the end of this letter.

Proposal #1: Proposal to Sell Jupiterimages, page 14

Background of the Sale of Jupiterimages, page 14

1. We note your response to comment 3 in our letter dated December 23, 2008. In the seventh paragraph on page 20, please disclose who constituted "Jupitermedia's management" in this instance.

2. We note your response to comment 4 in our letter dated December 23, 2008. Please state if you gave any consideration to the sale of Jupiterimages before Getty Images contacted Mr. Meckler.

3. We note your response to comment 10 in our letter dated December 23, 2008. Please revise your proxy statement to include your entire description of the "rights managed" business that you provide in your correspondence dated January 5, 2009. Currently, your correspondence dated January 5, 2009 includes more

detail regarding your "rights managed" business than what you provide in your proxy statement.

4. We note your response to comment 11 in our letter dated December 23, 2008. In the first paragraph on page 19 you state that "…Mr. Meckler and Mr. Klein, Chief Executive Officer of Getty Images, exchanged several emails and text messages regarding certain key outstanding terms…" Please elaborate upon the key outstanding terms that were discussed at this time. On page 17 and on page 19 you reference discussions that Merrill Lynch had with the Second Bidder and the Fifth Bidder regarding clarification of their bids. Please elaborate upon the content of these discussions and what clarifications you sought from each bidder.

Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

Please contact Robert W. Errett, Staff Attorney, at (202) 551-3225, or Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc:   Adanech Getachew
      Willkie Farr & Gallahger, LLP
      Via facsimile